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                                                                    Exhibit 99.C

                                A.C.L.N. LIMITED
                        25 APHRODITE STREET, OFFICE #12
                                  1519 NICOSIA
                                     CYPRUS
           TELEPHONE: 011-32-3-244-1010  FACSIMILE: 011-32-3-244-1019

Contacts:  Michael Doherty, Director                                310-788-1441

                A.C.L.N. LIMITED ANNOUNCES A 25% STOCK DIVIDEND
              AND PRELIMINARY SECOND QUARTER REVENUES AND EARNINGS

LIMASSOL, CYPRUS -- (BUSINESS WIRE) -- August 14, 2000 -- A.C.L.N. Limited (NASDAQ NM: ACLNF), today announced that the Board of Directors passed a resolution providing for a 25% stock dividend to be issued on September 18, 2000 to stockholders of record as of the close of business on September 1, 2000. "We have been encouraged by the increased trading volume since our last stock dividend and hope that both our geographic and business segment expansions, which have fueled substantial growth in revenues and earnings, will gain the attention of Wall Street analysts," commented Aldo Labiad, President and C.E.O. of A.C.L.N. Limited.

A.C.L.N. Limited expects to report revenues and earnings next week. The Company's accountants are finalizing their second quarter review. The Company estimates that the un-audited financial statements will disclose revenues of approximately $39,000,000 as compared to $24,461,700 during the second quarter of 1999 and net income of approximately $9,700,000 as compared to $5,430,426 during the second quarter of 1999. "We expect to report both record revenue and net income reflecting continued growth in our business segments," commented Aldo Labiad.

A.C.L.N. Limited (www.aclnltd.com) is a marine logistics, shipping, and trading company that arranges for the resale and shipment of personal automobiles and light trucks from four ports in Northern Europe and three ports in the United States to purchasers who live in West Africa, North Africa, and the Middle East.

This news release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of management and are subject to a number of risk factors and uncertainties that could cause actual results for performance of the company to differ materially from those described herein.